VIA EDGAR

August 1, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Industrial Applications and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Nudrat Salik and Terrence O’Brien

Re:	Re: Inspire Veterinary Partners, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed July 17, 2023 File No. 333-271198

Dear Ms. Salik and Mr. O’Brien:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 31, 2023, commenting on the Company’s Amended Registration Statement on Form S-1 filed July 17, 2023 (the “Registration Statement”). This correspondence is filed specifically to respond to the Commission’s accounting staff with regard to Comment No. 2 in the staff’s letter of July 31. Additional correspondence responding to the Commission’s other comments will be filed in the very near future.

Titling and paragraph numbering of the comment below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 4 to Form S-1

Use of Proceeds, page 32

2. In your response to comment 7 in your letter dated April 25, 2023, you indicated that there were no current planned or probable acquisitions of additional veterinary hospitals that required further consideration pursuant to Rule 8-04 of Regulation S-X. We note that the free writing prospectus filed on July 27, 2023, indicates there are three new locations under LOI, which will bring in an additional $6 million of annual revenue, which compares to your revenue for the year ended December 31, 2022 of $9.8 million. Please tell us what consideration you gave to the requirements of Rule 8-04 of Regulation S-X with regard to these three new locations.

United States Securities and Exchange Commission

Attn: Nudrat Salik and Terrence O’Brien

August 1, 2023

Response: In response to this comment, the Company respectfully advises the Commission that the three new locations referenced in the free writing prospectus of July 27, 2023 represent potential future acquisitions which are not, at this time, “probable” within the meaning of Rule 3-05 of Regulation S-X. Rule 3-05(a)(1)(ii), as incorporated by reference in Rule 8-04, requires the filing of certain financial statements for businesses to be acquired if “after the date of the most recent balance sheet filed pursuant to § 210.3-01, consummation of a business acquisition has occurred or is probable.” (emphasis added). As explained in the Financial Reporting Manual, under Topic 2, at Section 2005.4, “Assessment of ‘probability’ requires consideration of all available facts.  Acquisition is probable where the registrant's financial statements alone would not provide adequate financial information to make an investment decision. [FRC 506.02(c)(ii)].”

In this case, inclusion in the Registration Statement of financial statements for the potential acquisitions mentioned in the Company’s free writing prospectus would not materially assist in the making of an informed investment decision and would create a risk of misleading potential investors in the Company's offering. Generally, the Company uses LOI’s primarily for the purpose of beginning the due diligence process on potential future acquisitions. Two of the three LOI’s referenced in the free writing prospectus we signed on April 26, 2023 and one of them was signed on May 17, 2023. Per the Company’s usual practice, these LOI’s are not legally binding and their primary purpose is to provide a framework for a due diligence investigation that will allow the Company to determine if an acquisition is, in fact, advisable. The Company’s due diligence activities will include investigation and review of the potential acquisition company’s key performance indicators, financial books and records, surveys, title and lien searches, management and employment practices, and related matters. No binding agreement will be prepared or executed unless the Company’s management completes its due diligence investigation, is satisfied by the results of that investigation, and determines that an acquisition is in the best interests of the Company. Not all potential acquisition targets who execute an LOI with the Company will ultimately be acquired. In the past, the Company has decided not to acquire businesses with whom it had an executed LOI, and there is no assurance that any of the three LOI’s mentioned in the free writing prospectus will in fact result in an actual transaction.

In addition, should management determine, after the successful completion of due diligence, that an acquisition of one or more the three business currently under LOI is advisable, the Company’s ability to consummate these potential acquisitions will be dependent on additional factors, including:

●	The availability of financing, in the form of both bank lending and equity capital, to fund the purchase prices. The approval of acceptable bank lending, as well as the availability of the funds to be raised in the Company’s initial public offering, neither of which is assured, will be necessary in order for the Company to move forward with any potential acquisitions; and

●	The successful negotiation of detailed and binding asset purchase agreements, with approval from both the Company’s board of directors and the owners of the potential acquisition targets, will be required.

For the reasons outlined above, the Company believes that three LOI’s mentioned in the free writing prospectus do not, at this time, represent “probable” acquisitions within the meaning of Reg S-X. These potential transactions remain largely speculative and inclusion of financial statements for these businesses would be neither necessary nor helpful in making an informed investment decision regarding the Company and the offering.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.